EXHIBIT 21
SUBSIDIARIES OF
ESCO TECHNOLOGIES INC.

STATE OR JURISDICTION OF
	INCORPORATION OR	NAME UNDER WHICH
NAME	ORGANIZATION	IT DOES BUSINESS

Aclara Power-Line Systems Inc.	Missouri	Same

Aclara RF Systems Inc.	Ohio	Same

Aclara Software Inc.	Massachusetts	Same

Beijing Lindgren ElectronMagnetic Technology Co., Ltd.	People’s Republic of China	Same

Comtrak Technologies, L.L.C.	Missouri	Same

Distribution Control Systems Caribe, Inc.	Puerto Rico	Same

Doble Engineering Company	Massachusetts	Same

Doble PowerTest Limited	United Kingdom	Same

Doble TransiNor AS	Norway	Same

ESCO Technologies Holding Inc.	Delaware	Same

ETS-Lindgren, L.P.	Texas	Same and Acoustics Systems

ETS-Lindgren Japan, Inc.	Japan	Same

ETS Lindgren Limited	England	Same

ETS-Lindgren OY	Finland	Same

LDIC AG	Switzerland	Same

LDIC GmbH	Germany	Same

Lindgren R.F. Enclosures, Inc.	Illinois	Same and ETS-Lindgren

PTI Technologies Inc.	Delaware	Same

TekPackaging LLC	Delaware	Same

VACCO Industries	California	Same